Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of DPW Holdings, Inc. on pre-effective Amendment No. 2 to Form S-3 (File No. 333-226301) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 17, 2018, with respect to our audits of the consolidated financial statements of DPW Holdings, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017,  appearing in the Annual Report on Form 10-K/A. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

November 1, 2018